SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE TO
                               (RULE 14d-100)
         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 4)

                              ---------------


                        MCWHORTER TECHNOLOGIES, INC.
                     (Name of Subject Company (Issuer))

                                TARTAN, INC.
                        A WHOLLY OWNED SUBSIDIARY OF
                          EASTMAN CHEMICAL COMPANY
                    (Name of Filing Persons (Offerors))

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
       (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK)
                       (Title of Class of Securities)

                                 582803102
                   (CUSIP Number of Class of Securities)

                               THERESA K. LEE
                           100 NORTH EASTMAN ROAD
                         KINGSPORT, TENNESSEE 37662
                         TELEPHONE: (423) 229-2000

        (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications On Behalf of Bidders)

                              ---------------

                              WITH A COPY TO:

                           MICHAEL P. ROGAN, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                         1440 NEW YORK AVENUE, N.W.
                           WASHINGTON, D.C. 20005
                         TELEPHONE: (202) 371-7000





                         CALCULATION OF FILING FEE

=============================================================================
            Transaction valuation*         Amount of Filing Fee*
                $196,028,495                      $39,206
=============================================================================

* For purposes of calculating the filing fee only. This calculation assumes the purchase of an aggregate of 9,950,685 shares of common stock of McWhorter Technologies, Inc. at $19.70 per share. The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the transaction value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously $39,206               Filing Party: Tartan, Inc. and
                                                      Eastman Chemical
                                                      Company
Form or RegistratiSchedule TO             Date Filed: May 12, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ X ] third-party tender offer subject to Rule 14d-1.

[   ] issuer tender offer subject to Rule 13e-4.

[   ] going-private transaction subject to Rule 13e-3.

[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]




   This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed on May 12, 2000, as amended by Amendment No. 1 filed on May 24, 2000, Amendment No. 2 filed on June 2, 2000 and Amendment No. 3 filed on June 9, 2000 (as amended, the "Schedule TO"), by Eastman Chemical Company, a Delaware corporation ("Parent"), and Tartan, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Parent. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated rights to purchase preferred stock (collectively, the "Shares"), of McWhorter Technologies, Inc., a Delaware corporation (the "Company"), at $19.70 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase. Except as amended and supplemented hereby, the Schedule TO remains in effect.

ITEMS 1 THROUGH 9 AND 11.

   Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

   On June 30, 2000, Eastman announced that it extended the Offer to 12:00 midnight, New York City time, on Monday, July 10, 2000.

ITEM 12.  EXHIBITS

   Item 12 is hereby amended and supplemented by adding the following exhibit thereto:

   (a)(11) Text of Press Release, dated June 30, 2000, issued by Parent


                              SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               Tartan, Inc.

                               By: /s/ Allan R. Rothwell
                                  --------------------------------------
                               Name:  Allan R. Rothwell
                               Title: President


                               Eastman Chemical Company

                               By: /s/ Allan R. Rothwell
                                  --------------------------------------
                               Name:  Allan R. Rothwell
                               Title: President Chemicals Business Group


Dated: June 30, 2000